June 30, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Access Integrated Technologies, Inc.
Registration Statement on Form S-3, as amended (Registration No. 333-150661)

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Access Integrated Technologies, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3, as amended (Registration No. 333-150661) be accelerated so that it will become effective at 11:00 a.m. (eastern time), June 30, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACCESS INTEGRATED TECHNOLOGIES, INC.

By:	/s/ Gary S. Loffredo
Gary S. Loffredo, Esq. Senior Vice President-Business Affairs General Counsel and Secretary

55 Madison Avenue - Suite 300 - Morristown, New Jersey 07960
Tel: (973) 290-0080 - Fax: (973) 290-0081 - www.AccessITX.com